Exhibit 99.1

GDS Appoints Jamie Khoo as Chief Operating Officer

SHANGHAI, China, January 22, 2019 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has appointed Ms. Jamie Khoo as the Company’s Chief Operating Officer (“COO”), effective immediately.

Ms. Khoo joined the GDS senior management team in 2014, serving as Deputy Chief Financial Officer. She has extensive work experience in the areas of finance, systems implementation, treasury and investments. Previously Ms. Khoo worked at ST Telemedia for approximately 13 years, holding various management roles in finance, accounting and treasury as well as having responsibility for designated overseas investment entities.  Prior to ST Telemedia, she worked for ABB (China) Holdings Limited, Ernst & Young (Singapore) and Baker Hughes Group, mainly in finance and consulting roles. In her capacity as COO of GDS, Ms. Khoo will oversee the Company’s sales management and the entire data center life cycle, including project sourcing, design, construction, commissioning, service delivery and on-going operations.

“We are excited to announce the appointment of Ms. Khoo as our Chief Operating Officer,” commented Mr. William Huang, Chairman and Chief Executive Offer of the Company. “Jamie is uniquely qualified for this position, having strong and diverse work experience and having worked with the GDS executive team for the past five years. In that time, she has been instrumental to our success, and I am confident that as GDS continues to scale, her robust qualifications and skill set will add value to the Company for its future growth.”

“I am delighted to have been appointed to the COO position,” said Ms. Jamie Khoo, Chief Operating Officer of the Company. “I greatly enjoy working with such a talented team and share management’s vision for growth. In my new role as COO, I will be focused on cost reduction, efficiency improvement and performance enhancement, aiming to maintain the highest standard of operational excellence as GDS continues to expand during an exciting time for the industry, with sustained and increasing demand for our data center capabilities driving us forward.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6201

Email: GDS@tpg-ir.com